FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated March 1, 2012

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers' ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (N.I.R.E.) 35.300.177.045 Publicly Held Company	COSAN LIMITED BDR Issuer CNPJ/MF nº08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan”or“Company”) announce today its intention to enter into the European lubricants & specialties market by signing a Sale and Purchase Agreement (“SPA”) with Esso Petroleum Company, Limited (EPCo) to acquire Comma Oil & Chemicals Limited (“Comma”).

Comma, which is located in Kent, England, is a wholly-owned subsidiary of EPCo. It manufactures and supplies lubricants, seasonal and car care products to the UK and other export markets in Europe and Asia, primarily under the Comma brand. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s Gravesend site in Kent, England; and ownership of the Comma trademarks and brands. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants into specific UK channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The value of the transaction, after all adjustments, will not exceed US$100 million.

During a transition period, which is expected to be completed by the third quarter of 2012, Comma will continue to operate as normal under the Comma brand.  All current contracts will remain unchanged. It is anticipated that Comma will continue to manufacture and sell Comma-branded and private label products following change in control (CIC), in order to facilitate Cosan’s entry into the European lubricants market.

Cosan intends to grow the business operations of Comma and to provide on-going high quality products and services for the company’s customers.

“Cosan is delighted at our successful purchase of this business”, commented Nelson Gomes, Cosan Executive Director. “We will continue the ongoing, flawless operation of the Comma business by ensuring the highest standards of customer service, management and environmental practices.  Under Cosan’s management, Comma will continue to offer automotive customers in the UK and export markets a wide range of first-class lubricants, seasonal and car care products”.

Commenting on Cosan’s future intentions, Mr. Gomes stated, “In the coming years, one of Cosan’s strategic objectives is to diversify and expand internationally. The purchase of Comma is Cosan’s first manufacturing operation in Europe, and will provide Cosan, not only access to the European lubricants & specialties markets, but will also increase its knowledge and expertise in marketing automotive products in developed and mature Countries” .

A Positive Outlook for Comma Workforce

Currently 215 employees work for Comma.  On Cosan’s intentions toward the employees of Comma, Mr. Gomes commented, “One of the main drivers for Cosan in deciding to buy Comma was the quality, skills and expertise of the Comma workforce, who have demonstrated professionalism and commitment to achieving outstanding results for many years. There are no plans for any redundancies as part of the purchase; Cosan recognises the existing workforce as an important asset and significant benefit to our plans to grow the Comma business in the future”.

São Paulo, March 1, 2012

Marcelo Martins
CFO and IRO

About COSAN

Cosan Group is the only fully integrated player - from sugar cane production to final products distribution - in the sugar and ethanol markets in Brazil. The corporate vision is to become a global reference for clean energy and renewable products. The newly formed company Raízen (joint venture with Shell International) is one of the top five revenue companies in Brazil, has 4,500 service stations and produces 2.2 billion liters of ethanol, and is positioned to become a global market leader. Also, Cosan is one of the largest players in the retail sugar market, with an output production of 5 million metric tons, and through the use of Radar develops agricultural lands businesses. Furthermore, Cosan produces, distributes and markets the global leading lubricants brand Mobil in Brazil and controls Rumo Logística, which is responsible for the transportation, storage and shipment of sugar and solid bulk exports at two terminals in Santos, the largest port in Latin America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 1, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer